Filed Pursuant to Rule 424(b)(3)
                                                          File Number: 333-84766
                                                                       333-73906
                                                                       333-37676
                                                                       333-63468


PROSPECTUS
----------


                       Protein Polymer Technologies, Inc.

                        20,830,816 Shares of Common Stock

                               -------------------

        The Selling Securityholders are offering up to 20,830,816 shares of our common stock issuable upon the (i) conversion of our Preferred Stock, and (ii) exercise of our common stock warrants. We will not receive any proceeds from the sale of our common stock by the Selling Securityholders except for funds received upon the exercise of the warrants.

        Our common stock is traded "over the counter" on the NASD Bulletin Board under the symbol "PPTI.OB."

                              ---------------------

        A copy of our Annual Report on Form 10-KSB for the year ended December 31, 2001, our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, and our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2002 accompany this prospectus.

                              ---------------------

        Investing in our common stock involves a high degree of risk. Please consider carefully the Risk Factors beginning on page 4.

                              ---------------------

        The Shares included in this prospectus relate to 3,964,060 shares registered on Registration Statement 333-84766, 1,924,756 shares registered on Registration Statement 333-73906, 12,600,000 shares registered on Registration Statement Number 333-37676 and 2,492,000 shares registered on Registration Statement Number 333-63468. However, 689,700 shares previously registered under these registration statements have been sold and are not covered by this prospectus.

                              ---------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                              ---------------------




                         Prospectus dated June 14, 2002

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.....................................................1
THE COMPANY....................................................................1
RISK FACTORS...................................................................3
AVAILABLE INFORMATION..........................................................8
INCORPORATION BY REFERENCE.....................................................8
THE SHARES COVERED BY THIS PROSPECTUS......................................... 9
PLAN OF DISTRIBUTION..........................................................11
USE OF PROCEEDS...............................................................11
SELLING SECURITYHOLDERS.......................................................12
DESCRIPTION OF SECURITIES TO BE REGISTERED....................................16
LEGAL MATTERS.................................................................22
EXPERTS.......................................................................22
INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................23



                           FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks, uncertainties and other factors, which may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements. You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. These forward-looking statements may be found under the captions "The Company," and "Risk Factors," as well as captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors."

        These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.


                                   THE COMPANY

        We are a development-stage biotechnology company engaged in the research, development, production and clinical testing of medical products based on our proprietary protein-based biomaterials technology. We were incorporated in Delaware on July 6, 1988. Since 1992 we have focused primarily on developing materials, technology and products to be used for:

        o   soft tissues augmentation products;

        o   surgical adhesives and sealants;

        o   wound healing matrices;

        o   drug delivery devices; and

        o   surgical adhesion barriers.

        We have also developed coating technology that can efficiently modify and improve the surface properties of more traditional biomedical devices. Our primary goal is to develop medical products with significantly improved patient outcomes as compared to current products and practices.

        In December 1999, we initiated human clinical testing of our urethral bulking agent for the treatment of female stress urinary incontinence. The U.S. Food and Drug Administration (FDA) approved our Investigational Device Exemption in August 1999, which allows us to test the safety and effectiveness of the incontinence product in women over the age of 40 who have become incontinent due to the shifting of their bladder or the weakening of the muscle at its base that controls the flow of urine, or both problems combined. We estimate that more than 2.5 million women begin to experience stress urinary incontinence in the United States each year. In most untreated cases, the problem becomes progressively more pronounced. Due to limited efficacy or invasiveness of current treatments, only a small proportion of the women experiencing stress urinary incontinence are clinically treated, relying instead on pads and plugs and the like that only address the symptoms. In contrast, our product is injected, typically in an outpatient procedure, into urethral tissue at the base of the bladder forming a solid implant that provides support to the muscles which control the flow of urine. We believe that our product will prove easy for the physician to use, offer enduring effectiveness, and avoid most of the other limitations of urethral bulking products on the market or in development.

        In January 2000, we entered into an agreement with Femcare, Ltd. to commercialize our incontinence product in Europe and Australia. Under the agreement, Femcare is responsible for clinical testing, regulatory approval, and product sales and marketing within Europe and Australia, and we are responsible for product manufacturing. We expect the commercialization of the incontinence product to begin in Europe at least one year before it is approved for marketing in the United States. We are also in discussions with several companies to establish strategic alliances for commercializing the incontinence product in the United States and other markets outside Europe and Australia.

        The tissue augmentation materials and technology underlying the incontinence product have the potential to be effective and desirable in a number of other clinical applications. In November 2000, we obtained the FDA's approval of an Investigational Device Exemption to begin human clinical testing of our dermal bulking agent for use in cosmetic and reconstructive surgery applications for the correction of dermal contour deficiencies (facial lines, wrinkles, scars, etc.). We initiated our pilot clinical study for this application in the first quarter of 2001, and we may potentially expand into multi-site clinical study in the first quarter of 2003 to the extent resources are available.

        Our product technology is also advanced in the area of tissue adhesives and sealants. We have demonstrated both the adhesive performance and the biocompatibility of our product formulations in animal models. Currently our research and development in this area is focused on the repair of spinal discs for the treatment of lower back pain. In April 2001, we joined with Windamere Venture Partners to form a new company, SpineWave, Inc., to develop and commercialize adhesive products for spinal disc repair and other potential spinal applications. We are committed to the commercial development of our adhesive and sealant technology and continue to determine the specific markets and products which would provide greater opportunities for the technology. We are also seeking to establish new strategic alliances with leaders in those markets. In December 2000, we entered into an exclusive license agreement with Genencor International, Inc. for the development and commercialization by Genencor of certain industrial products from both our existing biomaterials and new biomaterials they may develop using our patented protein polymer technology.

        We will continue to research the use of our protein polymers for other tissue repair and medical device applications, if sufficient resources are available.

        Through 1999, we marketed specialty use products for in vitro cell culture applications including SmartPlastic(R), ProNectin(R) F Cell Attachment Factor and ProNectin(R) L Cell Attachment Factor. In 1998, we discontinued direct sales of our cell culture products, and in February 2000, we sold all rights to the use of the technology for in vitro cell culture applications, the product trademarks, and remaining inventory to Sanyo Chemical Industries, Ltd.

        Our current development efforts are focused primarily on products to augment the body's soft tissues. Key markets include the treatment of female stress urinary incontinence and the correction of facial contour deficiencies due to aging and disease. We are also evaluating market opportunities for our scaffold technology for wound healing and tissue engineering, and drug delivery technology.

        Our address is Protein Polymer Technologies, Inc., 10655 Sorrento Valley Road, San Diego, California 92121, and our telephone number is (858) 558-6064.

                                  RISK FACTORS

        You should read the following risk factors carefully before purchasing our common stock. The trading price of our common stock could decline, and you could lose all or part of your investment.

We have a history of operating losses and expect our losses to continue for the foreseeable future. We also believe that our existing capital resources may not be sufficient and if we are unable to raise additional capital, our business may suffer.

        We have incurred operating losses since our inception in 1988, and will continue to do so for at least several more years. As of March 31, 2002, our accumulated deficit was approximately $43,400,000, and we have continued to incur losses since that date. The losses have resulted principally from expenses of research and development and to a lesser extent, from general and administrative expenses. If these losses continue, they could cause the value of our stock to decline, and you could lose a substantial portion of your investment.

        We believe our existing available cash, cash equivalents and accounts receivable, in combination with anticipated contract research payments and revenues received from the transfer of clinical testing materials, will be sufficient to meet our anticipated capital requirements only until July 2002. Substantial additional capital resources will be required to fund continuing expenditures related to our research, development, manufacturing and business development activities. We believe there may be a number of alternatives to meeting the continuing capital requirements of our operations, including additional collaborative agreements and public or private financings. However, there can be no assurance that any of these fundings will be consummated in the necessary time frames needed for continuing operations or on terms favorable to us. If adequate funds are not available, we will be required to significantly curtail or cease our operations, and may have to sell or license out significant portions of our technology or potential products. Our business depends upon establishing and managing successful strategic partnerships and licensing arrangements.

Our business depends upon establishing and managing successful strategic partnerships and licensing arrangements.

        Our strategy is to enter into partnerships or licensing arrangements with major medical or pharmaceutical companies with broad distribution capabilities in appropriate markets to reduce the time and costs for developing and commercializing our potential products. For example, in January 2000, we entered into a license and development agreement with Prospectivepiercing Limited, to be known as Femcare Urology Limited, for marketing and distribution of our urethral bulking agent for stress urinary incontinence in Europe and Australia. We may not be able to establish additional strategic partnerships or licensing arrangements, or, if available, they may not be on terms and conditions favorable to our business. Additionally, these arrangements generally may be terminated under various circumstances, including termination at the discretion of the strategic partner without cause or without prior notice. Termination of the arrangements could seriously harm our business and financial condition. Furthermore, our strategy may lead to multiple alliances regarding different product opportunities that are active at the same time. We may not be able to successfully manage such multiple arrangements in various stages of development.

        We are negotiating and, in some cases, have entered into materials evaluation agreements with other entities to evaluate additional biomedical and specialty use applications of our products and technology. We may not be able to successfully establish such agreements.

Our technological strategy is commercially unproven.

        Our technological strategy of designing and producing unique biocompatible products based on genetically engineered proteins is commercially unproven. The process of developing products and achieving regulatory approvals is time consuming and prone to delays. Except for limited sales averaging less than $100,000 per year of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R), we have not completed the development of any product or generated any significant revenues from product sales. In February 2000 we sold all rights to the use of the technology for in vitro cell culture applications, the product trademarks and the remaining inventory of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R) to Sanyo Chemical Industries, Ltd.

        The products we are currently pursuing will require substantial further development, testing and regulatory approvals. Our research and development activities may not be successful and as such, we may not be able to produce commercially acceptable products.

Our technology is prone to the risks of failure inherent in biomedical product development.

        Before obtaining regulatory clearance for the commercial sale of any of our products, we must demonstrate through preclinical studies and clinical trials that the potential product is safe and effective for use in humans for each particular use. We currently have two clinical trials in progress. Due to the inherent difficulties associated with clinical trials, we cannot guaranty that:

        o we will be able to complete the clinical trials successfully, if at all;

        o we will be able to demonstrate the safety and efficacy necessary to obtain the requisite regulatory approvals of such product candidates; or

        o   the product candidates will result in marketable products.

The biomedical and surgical repair industry involves intense competition and rapid technological changes. Our business may suffer if our competitors develop superior technology.

        We operate in the biomedical and surgical repair markets which involve intense competition. Our competitors in those markets include major pharmaceutical, surgical product, chemical and specialized biopolymer companies, many of which have financial, technical, research and development and marketing resources significantly greater than ours. Our biomaterials are used primarily in the manufacture of end-use products for medical applications which compete with other products that rely on the use of alternative materials or components. As a result, we compete with diverse, complex and numerous rapidly changing technologies. We believe that our ability to compete will be enhanced by our issued patent claims, the breadth of our other pending patent applications and our experience in protein engineering. However, we currently do not have the resources to compete commercially without the use of collaborative agreements with third parties.

        Our product technology competes for corporate development and marketing partnership opportunities with numerous other biotechnology companies, research institutes, academic institutions and established pharmaceutical companies. We also face competition from academic institutions and other public and private research organizations which are conducting research and seeking patent protection, and may commercialize products on their own or through joint ventures. Although most of our competitors depend on technology other than protein engineering for developing products, we believe that DuPont and several university laboratories are currently conducting research into similar protein engineering technology. Our competitors may succeed in developing products based on our technology or other technologies that are more effective than the ones being developed by us, or which would render our technology and products obsolete and non-competitive, which may harm our business.

We have not developed a process to manufacture our products on a commercially viable scale.

        To date, we have manufactured only limited amounts of our biomedical products for internal testing, initial human clinical testing and, in certain cases, evaluation and testing by corporate partners and other third parties. Because of governmental regulations, we will be required to upgrade our manufacturing facilities and obtain manufacturing approvals from the FDA for the development and commercialization of certain biomedical products.

        We have not yet developed a process to manufacture our products on a commercial scale and may not be able to, or have another party on our behalf, develop a process at a cost or in quantities necessary to become commercially viable. Although we may upgrade and expand our existing facility, we may not be able to adequately develop, fund, implement and manage such a manufacturing facility. We may also need to evaluate alternative methods to produce commercial quantities of our products. We may not be able to successfully assess the ability of other production methods or establish contract manufacturing arrangements to meet our commercial objectives.

Our business is subject to substantial regulation and may be harmed if we are unable to comply with the applicable laws.

        Regulation by governmental authorities in the United States and other countries affects the success of products resulting from biotechnological research. Our current operations and products are, and anticipated products and operations will be, subject to substantial regulation by a variety of local, state, federal and foreign agencies, particularly those products and operations related to biomedical applications. A few examples of the laws which govern our products and operations are:

        o      Occupational Safety and Health Act;

        o      Food, Drug & Cosmetic Act, as amended;

        o      FDA's Good Laboratory Practices; and

        o      FDA Quality System Regulations.

        Compliance with the applicable laws and regulations is a costly and time-consuming process. We believe we are currently in substantial compliance with such laws and regulations applicable to our current operations. Although we intend to use our best efforts to comply with all applicable laws and regulations in the future, we may not be able to fully comply with such laws and regulations and as such, our business operations would be seriously harmed.

Our success depends upon our ability to retain key employees.

        As of June 1, 2002, we had twenty full-time employees of whom three hold Ph.D. degrees and one part-time employee. Our success will depend largely upon the efforts of our scientists and certain of our executive officers who have been employed by us since the early stages of our business and understand our technology and business objectives. The loss of the services of any one of these individuals would seriously harm our business opportunities and prospects. Our success also depends on the recruitment and retention of additional qualified management and scientific personnel. We may not be able to attract and retain required personnel on acceptable terms, due to the competition for such experienced personnel from other biotechnology, pharmaceutical and chemical companies, universities and non-profit research institutions. We do not maintain "key-man" or similar life insurance policies with respect to such persons to compensate us in the event of their deaths, which may harm our business.

We may be sued for product liability and may not have sufficient protection under our insurance policies.

        We may face product liability claims with respect to our technology or products either directly or through our strategic partners. We may also be exposed to potential product liability risks whenever human clinical testing is performed or upon the use of any commercially marketed medical product. We believe that our prior sales of SmartPlastic(R), ProNectin (R) F and ProNectin(R) L products do not pose any material product liability risk. To our knowledge no product liability claims have ever been made against us. Prior to initiating human clinical testing of our urethral bulking agent, we procured product liability insurance which is limited to a coverage of $3,000,000 per occurrence and in the aggregate. If plaintiffs succeed in their claims against us, if any, and if the coverage under our insurance policies is insufficient, our business would be seriously harmed.

Our success depends on our ability to obtain patent protection or maintain other protection for our products and technology.

        To date, we have been issued twenty-one United States patents, thirteen foreign patents, and four additional United States and sixteen foreign patent applications are pending. We have not yet marketed, sold or developed our products outside the United States, except for limited amounts of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R) cell culture products. The patent position of biotechnology companies, such as ours, is highly uncertain and involves complex legal, scientific and factual questions. For example:

        o patents may not issue from any of our pending patent applications or, if issued, may not be sufficiently broad to protect our technology and products or provide us with any proprietary protection or competitive advantage;

        o our competitors may have filed patent applications or may have obtained patents and other proprietary rights relating to products or processes similar to and competitive with ours and, since we do not know the scope and validity of such patents or the extent to which we may be required to obtain licenses under these patents or other proprietary rights, we may not be able to obtain any such licenses on acceptable terms, if at all;

        o foreign patents issued to us may be challenged, invalidated or circumvented;

        o certain foreign intellectual properties laws may not be as protective as those of the United States; or

        o we may enter into collaborative research and development arrangements with our strategic partners that may result in the development of new technologies or products, but may also get us involved in a dispute over the ownership of rights to any technology or products that may be so developed.

        If we are unable to obtain patent protection or maintain trade secrets and other protection for our products and technology, our business may be seriously harmed.

        We also seek to protect our intellectual property in part by confidentiality agreements with our employees and consultants. These agreements may be breached or terminated. We may not have an adequate remedy for any breach, and our trade secrets may otherwise become known or independently discovered by competitors, which would harm our business.

The trading price of our common stock may fluctuate widely.

        There has been significant volatility in market prices of securities of biotechnology companies, and the trading price of our common stock could be subject to wide fluctuations.

Our common stock was delisted from the Nasdaq and may not provide adequate liquidity.

        Our common stock was delisted from the Nasdaq SmallCap Market on September 20, 1999. Trading in our common stock after the delisting, if any, will likely be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers' Electronic Bulletin Board and could also be subject to additional restrictions. As a consequence of the delisting, we expect that our stockholders will find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, the delisting will make our common stock substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, or as consideration in future capital raising transactions.

Our common stock may be subject to the "penny stock" regulations which may affect the ability of the holders to sell our common stock.

        After our common stock was delisted from the Nasdaq SmallCap Market, it may have become subject to regulation as a "penny stock." The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq SmallCap Market. Since the common stock has been delisted from the Nasdaq SmallCap Market, no other exception applies, our common stock may be subject to the SEC's Penny Stock Rules, Rule 15g-1 through Rule 15g-9 under the Exchange Act. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, a risk disclosure document mandated by the SEC relating to the penny stock market must be delivered to the purchaser prior to the transaction, unless the transaction satisfies one of the exemptions under the rules. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of holders to sell our common stock in the secondary market and the price at which they can sell any such securities. Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers who sell such securities except in transactions exempted from such rule. Such exempt transactions include those meeting the requirements of Rule 505 or 506 of Regulation D promulgated under the Securities Act and transactions in which the purchaser is an institutional accredited investor or an established customer of the broker-dealer.

        You should not rely on any unauthorized information. We have not authorized any dealer, salesman or other person to give any information or represent anything not contained in this prospectus or incorporated by reference. The Selling Securityholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate as of the date on the cover. Delivery of this prospectus or any sale of the securities does not indicate that there has been no change in our affairs since the date of this prospectus.


                              AVAILABLE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Copies of the reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        This prospectus is part of a Post-Effective Amendment to Registration Statements on Form S-2 that we filed with the SEC. Certain information in the Post-Effective Amendment to Registration Statements have been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statements that are excluded from this prospectus. For further information you may:

        o read copies of the Post-Effective Amendment to Registration Statements or the Registration Statements, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

        o obtain copies from the SEC upon payment of the fees prescribed by the SEC.


                           INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference in this prospectus:

        o   Our Annual Report on Form 10-KSB for the year ended December 31,
            2001.

        o Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.

        o   Our Current Report on Form 8-K filed on May 1, 2002.

        Upon a written or oral request, we will provide to you a copy of any or all of the documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to Janis Neves, Director, Finance, Protein Polymer Technologies, Inc., 10655 Sorrento Valley Road, San Diego, California 92121, telephone (619) 558-6064.

                      THE SHARES COVERED BY THIS PROSPECTUS

        The following is a brief history of the issuance of our Preferred Stock and warrants, and of the shares of our common stock issuable upon the conversion of our Preferred Stock and the exercise of these warrants to which this re-sale prospectus relates.

SERIES G PREFERRED STOCK
------------------------

        We issued an aggregate of 21,000 shares of Series G Convertible Preferred Stock to several institutional and accredited investors at a price of $100 per share in a private placement on August 17, 1999 and September 15, 1999 under Rule 506 promulgated under the Securities Act. Under the terms of the transaction:

        o each share of Series G Convertible Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.50 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments);

        o each holder of Series G Convertible Preferred Stock also received a common stock warrant, exercisable for 12 months, that allowed the holder to acquire 200 shares of our common stock at a price of $0.50 per share; all of such warrants were exercised in February 2000;

        o each holder of the warrants issued in connection with our Series G Convertible Preferred Stock received, in connection with the exercise and exchange of such warrants, an additional common stock warrant, exercisable for 12 months, that allows the holder to acquire 200 shares of our common stock at a price of $1.50 per share. In February 2001, we approved an amendment to these warrants that extended their expiration date to February 28, 2002 and reduced the exercise price to $0.50 per share; however, the reduced exercise price applies only to the extent a warrant is exercised on or before March 31, 2001. In March 2001, certain holders of these warrants received, in connection with the exercise and exchange of such warrants, an additional common stock warrant for each warrant exchanged, exercisable for 12 months, that allows the holder to acquire 200 shares of our common stock at a price of $1.00 per share. The newly issued warrants were originally due to expire on February 28, 2002. These warrants have now expired. However, during January 2002, certain holders of those warrants issued in connection with the sale of Series G Preferred Stock exercised their warrants to purchase common stock, which were originally due to expire in February 2002. As noted above, the original exercise prices were either $1.00 or $1.50 per share. As an inducement to exercise the warrant early, we offered to reduce the exercise price to $0.25 and offered each holder a new eighteen-month warrant for a similar number of shares at an exercise price of $0.40 per share. The newly issued warrants will expire on August 31, 2003. Furthermore, in June 2002, we offered to the holders of these newly issued warrants a reduction of the exercise price of those warrants from $0.40 to $0.35 and a new warrant for a similar number of shares at an exercise price of $0.20 per share to the extent those warrants are exercised prior to June 30, 2002.

        In addition, under Section 4(2) of the Securities Act, we issued (i) in August 1999, common stock warrants, exercisable for 12 months, to purchase up to 15,000 shares of our common stock at a price of $0.50, in connection with a $150,000 bridge loan to us, and (ii) in September 2000, common stock warrants, exercisable for three years, to purchase up to 25,000 shares of our common stock at a price of $0.75, in connection with a consulting agreement.

SERIES H PREFERRED STOCK
------------------------

        We issued an aggregate of 12,182 shares of Series H Convertible Preferred Stock to several institutional and accredited investors at a price of $100 per share in a private placement on July 24, 2001 under Rule 506 promulgated under the Securities Act. Under the terms of the transaction:

        o each share of Series H Convertible Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments);

        o each holder of Series H Preferred Stock also received two common stock warrants. One warrant, exercisable at any time for 12 months, allows the holder to acquire 15 shares of our common stock at a price of

$1.50 per share. The other warrant, exercisable at any time for 24 months, allows the holder to acquire 10 shares of our common stock at a price of $2.00 per share.

                              PLAN OF DISTRIBUTION

        Shares underlying the Series G and Series H Convertible Preferred Stock may only be offered by the Selling Securityholders if such Series G or Series H Convertible Preferred Stock is converted into common stock prior to such offering. Shares underlying the warrants may only be offered by the Selling Securityholders if such warrants are exercised prior to such offering. The Selling Securityholders are the institutional and accredited investors named in this prospectus, and any of their pledgees, assignees, donees, other transferees and successors-in-interest, pursuant to the aforementioned transactions, provided, however, each pledgee, assignee, donee, transferee and successor-in-interest of the named institutional and accredited investors can use this prospectus to sell no more than 500 shares of our common stock. The securities being offered under this prospectus are the shares of our common stock issued or issuable upon conversion of the Series G and Series H Convertible Preferred Stock and exercise of the warrants described above.

        The shares offered hereby may be sold from time to time by the Selling Securityholders. Such sales may be made in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. As of June 1, 2002, our common stock is trading only on the NASD Bulletin Board. Our common stock may be sold by each of the Selling Securityholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in the resales.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

        The Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Securityholders against certain liabilities in connection with the offering of our common stock, including liabilities arising under the Securities Act.

        It is not possible at the present time to determine the price to the public in any sale of our common stock by the Selling Securityholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders. The aggregate proceeds to the Selling Securityholders from the sale of the shares will be the purchase price of the shares of our common stock sold less all applicable commissions and underwriters' discounts, if any. We will pay substantially all the expenses incident to the registration, offering and sale of the shares of our common stock to the public by Selling Securityholder, other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

        Our common stock has been removed from listing by the Nasdaq SmallCap market and if no other exception applies, our common stock may become subject to the SEC's Penny Stock Rules and broker-dealers may become subject to the requirements summarized above under the caption "Risk Factors - Our common stock may be subject to the `penny stock' regulations which may affect the ability of the holders to sell our common stock."


                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares by the Selling Securityholders and will not receive any proceeds upon conversion of the Series G and Series H Convertible Preferred Stock into our common stock. We will only receive proceeds if the Selling Securityholders exercise the warrants. If all warrants were exercised, we would receive aggregate proceeds of $10,527,985. All of the warrants issued in connection with our Series G Convertible Preferred Stock were exercised in February 2000 upon which we received aggregate proceeds of $2,100,000. During March 2001, certain holders of warrants issued in connection with the exercise of warrants issued with the Series G Preferred Stock exercised their warrants to purchase common stock, from which we received $1,246,000. In January 2002, certain holders of warrants issued in connection with the exercise of warrants issued in 2001 exercised their warrants to purchase common stock, from which we received approximately $990,000. There can be no assurance that any of the other warrants will be exercised. If any of the warrants are exercised, we intend to use such proceeds for working capital purposes. To the extent that the net proceeds are not immediately required for such purposes, they may be invested principally in either U.S. government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.


                             SELLING SECURITYHOLDERS

        The following table sets forth as of June 1, 2002, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of our common stock by the Selling Securityholders. The Selling Securityholders may not have a present intention of selling the shares and may offer shares for sale or less than the number of shares indicated, or may sell the shares by a means other than this offering.

                                           Shares                          Shares Beneficially
                                      Beneficially Owned                       Owned After
                                      Before Offering (1)                   Offering (1), (3)
                                      -------------------   Common Stock   -------------------
Name                                     Amount      %      Offered (2)      Amount      %
-----                                    ------      -      ------------     ------      -
Adelson, Richard (4), (12), (13)        362,000    1.32%        200,000      162,000     *
Adelson, Trust fbo Claire (4), (12)   1,830,572    6.60%      1,800,000       30,572     *
Ardmore Retirement (4), (12)            229,572        *        180,000       49,572     *
Arthur Kaplan Co.PS fbo
  A. Kaplan (4), (12)                   343,663    1.25%        180,000      163,663     *
Baigelman, Carly, Irrev.
  Trust fbo (4)                          40,000        *         40,000            0     *
Baigelman, Robert, Irrev.
  Trust fbo (4)                          40,000        *         40,000            0     *
Becker, Ellen & Stephen (4), (12)       129,500        *         80,000       49,500     *
Bernstein, Stanley IRA (4)               60,000        *         60,000            0     *
Branitz, Marlon IRA (4)                  80,000        *         80,000            0     *
Cole, Bernard IRA (4), (12)             315,000    1.15%        300,000       15,000     *
Davis, Philip J. (4), (7)             1,050,345    3.81%        500,000      550,345    2.00%
DeSalvo-Cavelius, Patricia (4), (12)    192,453        *        150,000       42,453     *
Edelstein Investment
  Partners (4), (14)                     47,500        *         47,500            0     *
Farber, Alisa S.
  Trust (4), (12), (15)                 797,086    2.89%        790,000        1,086     *
Goodman, Arline  IRA (4), (12)           95,000        *         90,000        5,000     *
Gordon, Brian J. (4)                     60,000        *         60,000            0     *
Gordon, Elizabeth L. (4), (12)          100,000        *        100,000            0     *
Gordon, Ronald & Claire (4), (12)       217,743        *        160,000       57,743     *
Greenblatt, William
  IRA (4), (12), (16)                   109,000        *         60,000       49,000     *
Grubard, Marc (4), (12)                  80,000        *         80,000            0     *
Helfgott, Stephen & Miriam (4), (12)     20,000        *         20,000            0     *
Hersh E/O Frances I. (4), (12)           50,000        *         20,000       30,000     *
Holder, Andrew (4), (12)                185,000        *        150,000       35,000     *
Holder, Andrew SEP IRA (4), (12)        150,000        *        150,000            0     *
Hurckes Children Trust  (4), (11)       238,000        *        200,000       38,000     *
Hurckes, Richard W. (4), (10)           447,500    1.63%        300,000      147,500     *
Johnson & Johnson Develop.
  Corp. (24), (25)                    7,435,486   27.12%      1,281,075    6,154,411   22.43%
Kabakow, Edwin, fbo IRA (4)             190,000        *        150,000       40,000     *
Kalman, Alfred &
  Tobie (4), (12), (17)                 215,000        *        150,000       65,000     *
Kamens, Michael & Joan (4), (12)        175,000        *        100,000       75,000     *
Kamens, Michael IRA (4), (12)           100,000        *        100,000            0     *
Katz, Non-Marital Trust
  uwo Katz (4), (12)                    240,000        *        240,000            0     *
Kaye Family Limited
  Partnership (4), (12), (18)           220,000        *        150,000       70,000     *
Kertes, Ronald (4), (12)                137,500        *        137,500            0     *
Kertes, Ronald IRA (4), (12)             20,000        *         20,000            0     *
Kiernan, Kenneth J. IRA (4), (12)       372,000    1.36%        240,000      132,000     *
Kipperman, Eric M. (4), (12)             60,000        *         60,000            0     *
Kipperman, Eric M. IRA (4), (12)         60,000        *         60,000            0     *
Kipperman, Jerry IRA (4), (12)          187,500        *        160,000       27,500     *
Kuhn, Kerry, IRA (4), (12)              305,000    1.11%        240,000       65,000     *
LaFauci, Joseph & Rosalie (4), (12)      80,000        *         80,000            0     *
Lamon, Steven M. (4), (6)             1,263,989    4.57%      1,000,000      263,989     *

                                           Shares                          Shares Beneficially
                                      Beneficially Owned                       Owned After
                                      Before Offering (1)                   Offering (1), (3)
                                      -------------------   Common Stock   -------------------
Name                                     Amount      %      Offered (2)      Amount      %
-----                                    ------      -      ------------     ------      -
Lever, Michael & Dale (4), (12)         335,000    1.22%         40,000      295,000    1.08%
Levinsohn, Ross  (4)                     60,000        *         60,000            0     *
Levitt, Steven &
  Wendi (4), (12), (19)                 206,658        *        150,000       56,658     *
Lyon, Anthony (4)                       139,200        *         80,000       59,200     *
Mann, Michael (4)                       120,000        *        120,000            0     *
Marvin Mittman Profit-
  Sharing (4), (12)                     225,000        *        200,000       25,000     *
McGloin John J. (4), (12)               164,000        *        140,000       24,000     *
McSorley, Edward & Nancy (4), (12)      342,225    1.25%        250,000       92,225     *
Mercadante, Carmin IRA (4)              134,786        *         90,000       44,786     *
Merdinger, Stanley                    1,882,300    6.62%      1,882,300            0     *
Moss, Barbara S. (4)                     80,000        *         80,000            0     *
Moss, Nancy S. (4)                       80,000        *         80,000            0     *
Newman, Rose (4), (12)                  272,500        *        240,000       32,500     *
Parmeter, J. Thomas (4), (5)            791,777    2.87%         60,000      731,777    2.65%
Pincus, D.A. & Co. Profit-
  Sharing (4), (12)                      55,000        *         50,000        5,000     *
Redec & Associates, LLC (4)           3,400,000   11.68%      3,400,000            0     *
Robinson, Douglas (4), (12), (20)       352,000    1.28%        200,000      152,000     *
Rosenberg, Alison &
  Abraham (4), (12) (21)                215,000        *        150,000       65,000     *
Share, Lawrence                         120,000        *        120,000            0     *
Smith, Allison (4), (12)                 90,000        *         90,000            0     *
Smith, Donald (4), (12)                 376,235    1.37%        240,000      136,235     *
Smith, Lindsay (4), (12)                 90,000        *         90,000            0     *
Smith, Tracy (4), (12)                   90,000        *         90,000            0     *
Snyder, David Pension (4)               160,000        *        160,000            0     *
Stern, Russell T. (4), (9)            1,384,223    5.02%        750,000      634,223    2.30%
Susser, Phyllis IRA (4), (12)            65,000        *         60,000        5,000     *
Sutton, Patrick (4), (12)                80,000        *         60,000       20,000     *
Szulik, Matthew &
  Kyle (4), (12), (22)                  230,000        *        180,000       50,000     *
Tagliaferri, James (24)                 647,741    2.36%        647,741            0     *
Taurus Advisory Group, Inc. (23)         15,000        *         15,000            0     *
Unger, Joseph Saul IRA R/O (4), (12)     57,801        *         10,000       47,801     *
Wang, Daniel I.C. (4), (8)              530,000    1.93%        500,000       30,000     *


--------------

* Amount represents less than 1% of the common stock outstanding. As of May 31, 2002, we had 27,421,963 shares of common stock outstanding.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes, generally, voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to joint ownership with spouses and community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the Selling Securityholders.

(2) The Selling Securityholders may offer less than the amount of shares indicated. No representation is made that any shares will or will not be offered for sale.

(3) This assumes that all shares owned by the Selling Securityholders which are offered hereby are sold. The Selling Securityholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares.

(4) Shares to be offered represents shares of common stock issuable upon conversion of shares of Series G Convertible Preferred Stock, shares of common stock issued upon exercise of warrants issued in connection with the Series G Convertible Preferred Stock and shares of common stock issuable upon exercise of warrants issued upon the exercise or exchange of the warrants issued in connection with the Series G Convertible Preferred Stock.

(5) Shares beneficially owned also includes an additional 40,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 200,000 shares issuable upon the exercise of options exercisable within 60 days. Mr. Parmeter is our Chairman of the Board, President and Chief Executive Officer.

(6) Shares beneficially owned also includes an additional 40,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 30,000 shares issuable upon the exercise of options exercisable within 60 days.

(7) Shares beneficially owned also includes an additional 80,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 50,000 shares issuable upon the exercise of options exercisable within 60 days. Mr. Davis is one of our directors and is our Secretary.

(8) Shares beneficially owned also includes an additional 30,000 shares issuable upon the exercise of options exercisable within 60 days.

(9) Shares beneficially owned also includes an additional 80,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days and 20,000 shares issuable upon the exercise of options exercisable within 60 days.

(10)Shares beneficially owned also includes an additional 32,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(11)Shares beneficially owned also includes an additional 8,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(12)This person is an investment advisory client of Taurus Advisory Group.
    These shares are held by Hare & Co. as custodian for the investment advisory clients of Taurus. Taurus is a registered investment advisor that has discretionary authority to vote or dispose of the shares held in its client accounts and therefore may be deemed to be the beneficial owner of these shares. Taurus expressly disclaims such beneficial ownership.

(13)Shares beneficially owned also includes 10,000 shares issuable upon the exercise of options exercisable within 60 days. Mr. Adelson is one of our directors.

(14)Shares beneficially owned also includes an additional 50,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(15)Shares beneficially owned also includes an additional 156,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(16)Shares beneficially owned also includes an additional 25,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(17)Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(18)Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(19)Shares beneficially owned also includes an additional 20,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(20)Shares beneficially owned also includes an additional 20,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(21)Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(22)Shares beneficially owned also includes an additional 30,000 shares issuable upon conversion of Series E Convertible Preferred Stock convertible within 60 days.

(23)Shares beneficially owned excludes shares beneficially owned by investment advisory clients of Taurus Advisory Group. Taurus is a registered investment advisor that has discretionary authority to vote or dispose of the shares held in its client accounts and therefore may be deemed to be the beneficial owner of these shares. Taurus expressly disclaims such beneficial ownership.

(24)Shares to be offered represents shares of common stock issuable upon conversion of shares of Series H Convertible Preferred Stock, shares of common stock issued upon exercise of warrants issued in connection with the Series H Convertible Preferred Stock and shares of common stock issuable upon exercise of warrants issued upon the exercise or exchange of the warrants issued in connection with the Series H Convertible Preferred Stock.

(25)Shares to be offered represents shares of common stock issuable upon conversion of shares of Series D Convertible Preferred Stock and shares of Series F Convertible Preferred Stock.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

        o Outstanding Shares. As of May 31, 2002, there were 27,421,963 outstanding shares of our common stock held by approximately 159 holders of record. After giving effect to additional common stock issuable upon conversion of certain outstanding Series H Convertible Preferred Stock and the exercise of certain warrants issued in February 2002, there will be a maximum of an additional 3,962,060 shares of our common stock outstanding. The outstanding shares of our common stock are, and the shares of our common stock being offered by the Selling Securityholders will be, when issued, fully paid and nonassessable.

        o Dividends. The holders of our common stock are entitled to receive such lawful dividends, as may be declared by our board of directors, subject to any preferential dividend rights of the holders of our preferred stock.

        o Liquidation. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share in all of our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock then outstanding.

        o Preemption, Conversion and Redemption. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

        o Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the common stock entitled to vote in any election of directors, together with the Series G Convertible Preferred Stock voting with the common stock as a single class, may elect all of the directors standing for election.

        o Subordination to Preferred Stock. The rights, preferences and privileges of holders of our common stock will be subject to the rights of the holders of shares of our Series D Convertible Preferred Stock, Series E Convertible Preferred Stock, Series F Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock and any other series of our preferred stock that we may issue in the future.

Preferred Stock

        Our preferred stock may be issued from time to time in one or more series and our board of directors, without further approval of the holders of our common stock (but subject to the rights of the holders of our outstanding preferred stock), is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of our preferred stock. The purpose of authorizing our board of directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of our preferred stock provides flexibility in connection with possible financings, acquisitions and other corporate purposes. However, it could also, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

        Series D Convertible Preferred Stock
        ------------------------------------

        o Authorized Shares. We have authorized 71,600 shares of our Series D Convertible Preferred Stock, of which 1,344.01 shares remain issued and outstanding.

        o Dividends. The holders of our Series D Convertible Preferred Stock are entitled to receive cumulative dividends when and as declared by our board of directors at a rate of $10.00 per share. As of March 15, 2002, no dividends had been declared on the Series D Convertible Preferred Stock.

        o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of our Series D Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, an amount per share of $100.00, plus an amount equal to all accrued and unpaid dividends on our Series D Convertible Preferred Stock, if any.

        o Conversion Rights. Each share of our Series D Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion. The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series D Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series D Convertible Preferred Stock, or upon written notice by us at any time after the average common stock value over a twenty-day period equals or exceeds $5.00. The shares of our common stock offered hereby will not result in automatic conversion of the Series D Convertible Preferred Stock.

        o Redemption. We may redeem the Series D Convertible Preferred Stock, in whole or in part, after September 13, 1999, out of funds legally available therefor. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

        o Voting Rights. Generally, each share of Series D Convertible Preferred Stock has no voting rights. However, so long as any Series D Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series D Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series D Convertible Preferred Stock; increase the authorized number of shares of Series D Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series D Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series D Convertible Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

        Series E Convertible Preferred Stock
        ------------------------------------

        o Authorized Shares. We have authorized 55,000 shares of our Series E Convertible Preferred Stock, of which 20,875 shares remain issued and outstanding.

        o Dividends. The holders of the Series E Convertible Preferred Stock are entitled to receive noncumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series E Convertible Preferred Stock until the preferential cumulative dividends on the Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock have been first fully paid or declared and set aside. As of March 15, 2002, no dividends had been declared on the Series E Convertible Preferred Stock.

        o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series E Convertible Preferred Stock, together with the holders of our Series F Convertible Preferred Stock and the holders of our Series H Convertible Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to declared and unpaid dividends on the Series E Convertible Preferred Stock, if any.

        o Conversion Rights. Each share of Series E Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $1.25 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series E Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $7.50 per share, where the minimum offering is for at least $15 million or upon a vote in favor of such conversion by the holders of 75% of the then outstanding shares of Series E Convertible Preferred Stock electing to unconditionally convert such shares of Series E Preferred. The shares of our common stock offered hereby will not result in automatic conversion of the Series E Convertible Preferred Stock.

        o Redemption. We may redeem the Series E Convertible Preferred Stock, in whole or in part, at any time, out of funds legally available therefor. The redemption price is $400.00 per share.

        o Voting Rights. Generally, each share of Series E Convertible Preferred Stock has no voting rights. However, so long as any Series E Convertible Preferred Stock is outstanding, without the consent of the holders of at least 75% of the Series E Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series E Convertible Preferred Stock; increase the authorized number of shares of Series E Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series E Convertible Preferred Stock. The need to obtain the consent of the 75% of the Series E Convertible Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

        Series F Convertible Preferred Stock
        ------------------------------------

        o Authorized Shares. We have authorized 27,317 shares of our Series F Convertible Preferred Stock, of which 26,420 shares remain issued and outstanding.

        o Dividends. The holders of the Series F Convertible Preferred Stock are entitled to receive cumulative dividends when and as declared by our board of directors at a rate of $10.00 per share. As of March 15, 2002, no dividends had been declared on the Series F Convertible Preferred Stock.

        o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series F Convertible Preferred Stock, together with the holders of our Series E Convertible Preferred Stock and the holders of our Series H Convertible Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to all accrued and unpaid dividends on the Series F Convertible Preferred Stock, if any.

        o Conversion Rights. Each share of Series F Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion. The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series F Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series F Convertible Preferred Stock, or upon written notice by us at any time after the average common stock value over a twenty-day period equals or exceeds $5.00. The shares of our common stock offered hereby will not result in automatic conversion of the Series F Convertible Preferred Stock.

        o Redemption. We may redeem the Series F Convertible Preferred Stock, in whole or in part, after September 13, 1999, out of funds legally available therefor. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

        o Voting Rights. Generally, each share of Series F Convertible Preferred Stock has no voting rights. However, so long as any Series F Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series F Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series F Convertible Preferred Stock; increase the authorized number of shares of Series F Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series F Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series F Convertible Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

        Series G Convertible Preferred Stock
        ------------------------------------

        o Authorized Shares. We have authorized 35,000 shares of our Series G Convertible Preferred Stock, of which 15,300 shares remain issued and outstanding.

        o Dividends. The holders of the Series G Convertible Preferred Stock are entitled to receive non-cumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series G Convertible Preferred Stock until the preferential cumulative dividends on the Series D

Convertible Preferred Stock and the Series F Convertible Preferred Stock have been first fully paid or declared and set aside. As of March 15, 2002, no dividends had been declared on the Series G Convertible Preferred Stock.

        o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series G Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to all declared and unpaid dividends on the Series G Convertible Preferred Stock, if any.

        o Conversion Rights. Each share of Series G Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.50 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series G Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, where the minimum offering is for at least $10 million or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series G Convertible Preferred Stock. The shares of our common stock offered hereby will not result in automatic conversion of the Series G Convertible Preferred Stock.

        o Redemption. We may redeem the Series G Convertible Preferred Stock, in whole or in part, at any time, out of funds legally available therefor. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

        o Voting Rights. Generally, each share of Series G Convertible Preferred Stock has voting rights and votes on an as converted basis together with the common stock voting as a single class. In addition, so long as any Series G Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series G Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series G Convertible Preferred Stock; increase the authorized number of shares of Series G Convertible Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series G Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series G Convertible Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

        Series H Convertible Preferred Stock
        ------------------------------------

        o Authorized Shares. We have authorized 30,000 shares of our Series H Convertible Preferred Stock, of which 12,182 shares remain issued and outstanding.

        o Dividends. The holders of the Series H Convertible Preferred Stock are entitled to receive non-cumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series H Convertible Preferred Stock until the preferential cumulative dividends on the Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock have been first fully paid or declared and set aside. As of March 15, 2002, no dividends had been declared on the Series H Convertible Preferred Stock.

        o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series H Convertible Preferred Stock, together with the holders of our Series E Convertible Preferred Stock and the holders of our Series F Convertible Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Convertible Preferred Stock, an amount per share of $100.00, plus an amount equal to all declared and unpaid dividends on the Series H Convertible Preferred Stock, if any.

        o Conversion Rights. Each share of Series H Convertible Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series H Convertible Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $5.00 per share, where the minimum offering is for at least $10 million or upon a vote in favor of such conversion by the holders of a majority of the then outstanding shares of Series H Convertible Preferred Stock. The shares of our common stock offered hereby will not result in automatic conversion of the Series H Convertible Preferred Stock.

        o Redemption. We may not redeem the Series H Convertible Preferred Stock, in whole or in part.

        o Voting Rights. Generally, each share of Series H Convertible Preferred Stock has no voting rights. However, so long as any Series H Convertible Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series H Convertible Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series H Convertible Preferred Stock; increase the authorized number of shares of Series H Convertible Preferred Stock, increase or decrease the par value of the Series H Convertible Preferred Stock, or adversely alter or change the rights, preferences or privileges of the Series H Convertible Preferred Stock. The need to obtain the consent of a majority of the outstanding Series H Convertible Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

Rights Agreement

        On August 22, 1997, our board of directors declared a dividend distribution of one right to purchase a certain number of units for each outstanding share of our common stock at an exercise price of $8.00, subject to adjustment. Each unit is equal to one one-hundredth of a share of our Series X Junior Participating Preferred Stock. The distribution was payable to stockholders of record as of the close of business on September 10, 1997. Our board of directors also declared that one right be distributed with each share of common stock issued after the record date but prior to the separation or the earlier expiration, exchange, redemption or termination of the rights.

        Separation of Rights. Initially, the rights attached to the common stock then outstanding and no separate certificates evidencing the rights were issued. The rights will separate from the common stock, rights certificates will be issued and the rights will become exercisable after 10 business days (or such later date as may be determined by action of our board of directors prior to the separation of the rights) following the earlier to occur of (i) a public announcement or resolution of our board of directors recognizing that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (subject to certain exceptions that may be made by board of directors prior to separation of the rights, including such an exception which has been made for Taurus Advisory Group), or (ii) the commencement or announcement of an intention to make a tender or exchange offer for our common stock the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of such outstanding common stock. (Our board of directors has exempted Taurus Advisory Group from the acquiring persons covered under the Rights Agreement.) However, a person or group of affiliated or associated persons who acquires the beneficial ownership of 15% or more of our common stock then outstanding either (i) by reason of share purchases by us reducing the number of common stock outstanding, or (ii) inadvertently, if such person or group notifies our board of directors of such inadvertent purchase within five business days and within two business days after such notice divests itself of enough common stock so that they no longer have beneficial ownership of 15% or more of our outstanding common stock, will not trigger a separation of the rights.

        Until the separation of the rights:

               o the rights will be evidenced only by, and transferred with, the certificates evidencing, the common stock;

               o new common stock certificates issued after the record date will contain a notation incorporating the right by reference; and

               o the surrender for transfer, conversion or exchange of any certificates for common stock outstanding on or after the record date, even without such notation, will also constitute the transfer of the rights associated with the common stock represented by such certificates.

        As soon as practicable following the separation of the rights, separate rights certificates will be mailed to holders of record of the common stock as of the close of business on the date of the separation of the rights, and such separate rights certificates alone will evidence the rights.

        Expiration. The rights are not exercisable until the date of the separation of the rights. The rights will expire at the close of business on September 9, 2007, unless earlier redeemed, exchanged or terminated.

        Post-Separation. Following the separation of the rights, holders of the rights (other than rights beneficially owned by an acquiring person that triggered the separation of the rights or its affiliates or associates, which will thereafter be void) will be entitled to receive upon exercise and payment of the exercise price that number of units of the Series X Preferred Stock which equals the result obtained by dividing the exercise price by 50% of the market price per share of common stock. The exercise price payable, and the number of shares of Series X Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

        Change of Control. After the separation of the rights, if we consolidate or merge with another entity or sell or otherwise transfer 50% or more of our consolidated assets or earning power, proper provision will be made so that each rights holder (other than rights beneficially owned by an acquiring person that triggered the separation of the rights or affiliates or associates thereof) will thereafter have the right to receive, upon exercise, either that number of shares of our common stock, if we are the surviving corporation of the merger or consolidation, or of common stock in the surviving acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred), which at the time of such transaction would have a market value of two times the exercise price of the right.

        Fractional Shares. We may elect not to issue fractional shares of Series X Preferred Stock upon exercise of a right and in lieu thereof may evidence such fractional shares by depositary receipts or may make an adjustment in cash based on the market price of the Series X Preferred Stock on the last trading date prior to the date of exercise of the right.

        Redemption. At any time prior to the earlier to occur of: (i) the separation of the rights or (ii) the expiration date, we may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of rights holders will be to receive the redemption price.

        Subject to applicable law, our board of directors, at its option, may, at any time after a person or group becomes an acquiring person that triggers the separation of the rights, exchange all or part of the then outstanding rights (other than rights beneficially owned by such person or affiliates or associates thereof) for our common stock at an exchange ratio equal to the exercise price divided by the market price of one share of common stock per right, subject to adjustment.

        Relationship with Other Capital Stock. The Series X Preferred Stock purchasable upon exercise of the rights will not be redeemable and will be, in ranking as to dividends, on a parity with, and as to liquidation preferences, senior to, our common stock but junior to any other series of our preferred stock that we may issue or have issued (unless otherwise provided in the terms of such preferred stock). Each Series X Preferred Stock will have a dividend in an amount equal to 100 times any cash dividend declared on each share of common stock. In the event of liquidation, the holders of Series X Preferred Stock will be entitled to a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of common stock. Each share of Series X Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series X Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of common stock. The rights of the Series X Preferred Stock as to dividends, liquidation and voting are protected by customary antidilution provisions. Furthermore, until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

        Amendments. The terms of the rights may be amended at any time by our board of directors without the consent of rights holders in order to cure any ambiguity or to correct or supplement any defective or inconsistent provision and may, prior to the separation of the rights, be amended to change or supplement any other provision in any manner that our board of directors may deem necessary or desirable. After the separation of the rights, the terms of the rights may be amended (other than to cure ambiguities or to correct or supplement defective or inconsistent provisions) only so long as the amendment does not adversely affect the interests of rights holders (other than the acquiring person that triggers the separation of the rights).

        Anti-Takeover Protection. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because the board of directors may, at its option, at any time prior to the separation of the rights, redeem all but not less than all the then outstanding rights at a price of $.01 per right.

Delaware Takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless:

        o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

        o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

        o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholders. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.


                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California.


                                     EXPERTS

        Peterson & Company, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB, for the year ended December 31, 2001, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in the notes the financial statements), which is incorporated by reference in this prospectus and elsewhere in the Post-Effective Amendment to Registration Statements. Our financial statements are incorporated by reference in reliance on Peterson & Company's report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent auditors, have audited our 2000 and 1999 financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2001, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in
Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in Post-Effective Amendment to Registration Statements. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such persons. We currently maintain such directors' and officers' insurance. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

        As permitted by Section 102 of the Delaware General Corporation Law, our stockholders have approved and incorporated provisions into our certificate of incorporation eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements contractually obligate us to indemnify our directors and executive officers to the fullest extent permitted by applicable law, including mandatory indemnification unless prohibited by statute, mandatory advancement of expenses, accelerated procedures for the authorization of indemnification and litigation "appeal" rights of an indemnitee in the event of an unfavorable determination or where the board fails or refuses to act. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

        The above discussion of our bylaws, certificate of incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such bylaws, certificate of incorporation, indemnification agreements and statute.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.